UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	November 2023

Commission File Number	001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

(844) 427-8774

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Waiver Letter

As previously disclosed on a Report of Foreign Issuer on Form 6-K submitted to the Securities and Exchange Commission on October 6, 2023, Bruush Oral Care Inc. (the “Company”) entered into a private placement transaction (the “Private Placement”), pursuant to a Securities Purchase Agreement (the “SPA”) with Generating Alpha Ltd. (the “Purchaser”), dated October 2, 2023, for aggregate gross proceeds of $5,010,000.

In connection with the Private Placement, on November 15, 2023, the Company entered into a letter agreement (the “Waiver”) with the Purchaser. Pursuant to the Waiver, the obligation of the Company to change its transfer agent from Endeavor Trust Corporation to VStock Transfer LLC or Continental Stock Transfer & Trust Company within 30 days of October 2, 2023 pursuant to Section 4(b) of the SPA will be deemed satisfied if the Company changes its transfer agent from Endeavor Trust Corporation to Odyssey Transfer US Inc. by December 31, 2023 (the “Modifications”). Further to the foregoing, the Purchaser agreed to pay $380,000 to the Company (the “Additional Funding Amount”) and waive the payment by the Company to the Purchaser of the $120,000.00 in penalty amounts that would have been owing under Section 4(b) of the SPA for failure to have changed its transfer agent as previously required (the “Fee Waiver”). In consideration for the Modifications, the Additional Funding Amount and the Fee Waiver, the Company agreed to (i) issue to the Purchaser a prefunded warrant (the “Pre-Funded Warrant”) to purchase 6,250,000 common shares of the Company (the “Waiver Shares”), and (ii) and cause the Waiver Shares to be included in a registration statement of the Company filed with the Securities and Exchange Commission with five business days of the date of the Waiver.

The description of the Waiver and Pre-Funded Warrant set forth above is qualified in its entirety by reference to the full text of the Waiver and Pre-Funded Warrant, respectively, which are attached hereto as Exhibits 10.1 and 10.2, respectively.

Minimum Bid Price

On November 15, 2023, the Company received written notice (the “Notice”) from the Listing Qualifications Department of the Nasdaq Stock Market, LLC (“Nasdaq”) notifying the Company that, based on the closing bid price of the Company’s common shares, for the last 30 consecutive trading days, the Company no longer complies with the minimum bid price requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”), and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive trading days.

The Notice has no immediate effect on the listing of the Company’s common shares on the Nasdaq Capital Market. Pursuant to the Nasdaq Listing Rules, the Company has been provided an initial compliance period of 180 calendar days to regain compliance with the Minimum Bid Price Requirement. To regain compliance, the closing bid price of the Company’s common shares must be at least $1.00 per share for a minimum of 10 consecutive trading days prior to May 13, 2024, and the Company must otherwise satisfy The Nasdaq Capital Market’s requirements for listing.

If the Company does not regain compliance by May 13, 2024, the Company may be eligible for an additional time. To qualify, the Company would be required, among other things, to meet the continued listing requirement for the market value of its publicly held shares, as well as all other standards for initial listing on the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and would need to provide written notice of its intention to cure the bid price deficiency during the second compliance period. If the Company does not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Company’s common shares will be subject to delisting. The Company would then be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

The Company intends to monitor the closing bid price of the common shares and consider its available options to resolve the noncompliance with the Minimum Bid Price Requirement. There can be no assurance that the Company will be able to regain compliance with the Nasdaq Capital Market’s continued listing requirements or that Nasdaq will grant the Company a further extension of time to regain compliance, if applicable.

Exhibits:

10.1	Form of Waiver
10.2	Form of Pre-Funded Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bruush Oral Care Inc.
(Registrant)

Date:	November 17, 2023	By:	/s/ Aneil Singh Manhas
		Name:	Aneil Singh Manhas
		Title:	Chief Executive Officer